[LETTERHEAD OF BURLINGTON COAT FACTORY WAREHOUSE CORPORATION]

September 24, 2004

Rufus Decker
Assistant Chief Accountant
United States Securities and Exchange Commission
Washington, DC 20549
Mail Stop 3-8

RE: Form 10-K for the year ended May 29, 2004
Form 10-K/A for the year ended May 29, 2004
File No. 1-8739

Dear Mr. Decker:

This letter is written in response to your letter of September 3, 2004. My numeric references correspond to the numeric references of your letter of September 3, 2004.

General

  Where a comment below requests additional disclosures to be included, please show us in your supplemental response what the revised disclosures will look like. These additional disclosures should be included in your filings.

Company Response

We have included in our supplemental responses below, revised disclosures which will be included in future filings.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, Liquidity and Capital Resources, page 31

  In a separately captioned section, please disclose any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on your financial condition. Your discussion should include all of the information that is now required by Item 303(a)(4) of Regulation S-K. If there are none, please state this in your disclosures.

  Company Response

  In future filings the Company will disclose in a separately captioned section any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on the financial condition of the Company. In the 10K/A filing made by the Company for the year ended May 29,2004, the Company disclosed in the MD&A section "Contractual Obligations", that it had not entered into any off-balance sheet arrangements during the fiscal year.

  Contractual Obligations, page 31

  Please consider revising your contractual obligations table to include estimated interest payments on your debt. Because the table is aimed at increasing transparency of cash flow, we believe interest payments should be included in the table. If you choose not to include these payments, a footnote to the table should clearly identify the excluded item and provide any additional information that is material to an understanding of your cash requirements. Refer to Item 303(a)(5) of Regulation S-K.

  Company Response

  In future filings the Company will add the following line item to its Contractual Obligations table:

	Total	2005	2006	2007	2008	2009	Thereafter
Interest Payments on Debt	$27,716	$4,835	$4,798	$4,610	$4,055	$3,281	$6,137

  Item 9A. Controls and Procedures, page 3

  Your disclosures regarding the evaluation of disclosure controls and procedures do not comply with the requirements of Item 307 or Regulation S-K. Your disclosures state that the officers "concluded that such disclosure controls and procedures are adequate" rather than stating that the disclosures controls and procedures are effective as required. Please revise your disclosures accordingly and amend your Form 10-K to reflect these changes. You should file with your amendment new certifications from your principal executive officer and your principal financial officer.

Company Response

The Company will file a second amendment to its Annual Report on Form 10-K. This amendment will include the following revised Item 9A:

Item 9A. Controls and Procedures.

     The Company's principal executive officer, Monroe G. Milstein, and the Company's principal financial officer, Robert LaPenta, have reviewed and evaluated the effectiveness of the Company's disclosure controls and procedures as of May 29, 2004. Based on their review, these officers have concluded that such disclosure controls and procedures were effective in ensuring the proper and timely recording, processing and summarizing of information required for the preparation of this annual report on Form 10-K. Since the date of their evaluation, there have been no significant changes in the Company's internal controls or in other factors that could significantly affect such controls.

Item 15. Exhibits, Financial Statement Schedules and Reports on Form 8-K

  The following documents are filed as part of this report
  Financial Statements

Notes to Consolidated Financial Statements

Note 1. Summary of Significant Accounting Polices

General

5.     Please disclose in a footnote the types of amounts you include in the cost of sales and the selling and administrative expense line items. Please tell us whether you include inbound freight charges, purchasing and receiving costs, inspection costs, warehousing costs, internal transfer costs, and the other costs of your distribution network in the cost of sales line item. If you currently exclude a portion of these costs from cost of sales, please disclose:

    in a footnote the line items that these excluded costs are included in and the amounts included in each line item for each period presented, and in MD & A that your gross margins may not be comparable to those of other entities, since some entities include all of the costs related to their distribution network in cost of sales and others may exclude a portion of them from gross margin, including them instead in a line item such as selling and administrative expenses.

Company Response to 5a

As discussed in footnote A7 "Inventories" the Company includes the following costs in its Cost of Sales line item:

  Cost of merchandise, net of purchase discounts and vendor allowances related to merchandise
  Inbound freight and warehouse outbound freight
  Certain merchandise acquisition costs primarily commissions and import fees
  Freight related to internally transferred merchandise

Purchasing and receiving costs, inspections costs, warehousing costs, and other distribution costs not specifically mentioned in 4a-4d above are included in the selling and administrative and depreciation line items on the Company's consolidated statements of operations as set forth below (in thousands):

	2004	2003	2002
Warehousing and Purchasing Costs included in Selling and Administrative Expense	$42,139	$42,142	$37,609

Warehousing and Purchasing Costs included in Depreciation	$9,094	$4,338	$4,269

In addition to the above expenses, also included in selling and administrative expenses are payroll and payroll related expenses, all occupancy related expenses, advertising expenses, store operating expenses and all other corporate overhead expenses. In future filings the Company will disclose the type of expense included in the cost of sales and selling and administrative line items. In addition, the Company will disclose the amounts of warehousing and buying costs included in the line items, selling and administrative expenses and depreciation in the consolidated statements of operations.

Company Response to 5b

The Company will add the following disclosure to its MD&A discussion related to cost of sales in future filings:

The Company includes in its cost of sales line item all costs of merchandise (net of purchase discounts and vendor allowances), inbound freight, warehouse outbound freight, internally transferred merchandise freight and certain merchandise acquisition costs, primarily commissions and import fees. The Company's cost of sales and gross margin may not be comparable to those of other entities, since some entities include all of the costs associated with their buying and distribution functions in cost of sales. The Company includes these costs in the line items, selling and administrative expenses and depreciation on its consolidated statements of operations.

6.     Please disclose in a footnote the specific nature and timing of allowances and credits received from a vendor in connection with the purchase or promotion of the vendor's products, such as slotting fees, payments under buydown agreements, co-operative advertising fees, and other consideration. Disclose the statement of income line item in which each of these types of payments is included. For any amounts netted against expense line items other than cost of goods sold, also disclose the amounts netted against each expense line item for each period presented. Refer to EITF 02-16.

Company Response

As disclosed in the Company's footnote A24 "Vendor Rebates and Allowances" and footnote A17 "Advertising Costs", the Company is the recipient of many types of vendor rebates and allowances, all of which fall within four main categories: 1) markdown allowances, 2) cost adjustments, 3) advertising allowances, and 4) other cost reimbursements.

Markdown allowances are payments received from vendors when realized gross margin does not reach the level that was anticipated at the time of the purchase of the merchandise. Typically, markdown allowances are received after an expected selling time period has passed and the merchandise remains unsold and requires a markdown from the original selling price in order to be sold. In some cases, the vendor has guaranteed a certain margin percentage and in other cases the Company negotiates with the vendor for markdown allowances when merchandise purchased has unexpectedly performed poorly. Markdown allowances received after the related merchandise has been sold are recorded as an offset to cost of sales. For markdown allowances received on merchandise still in inventory, the allowance is recognized immediately to the extent of the related expense recognized in the statement of operations resulting from the markdown of inventory on hand (the Company utilizes the retail inventory method under which markdowns of retail inventory on hand result in a reduction in inventory cost and a charge to cost of sales). Any allowances in excess of the reduction of inventory cost resulting from the related markdown is capitalized in inventory until the sale of such inventory.

Cost adjustments represent cash consideration received from vendors adjusting the original negotiated purchase price of ordered merchandise due to various reasons including but not limited to: 1) substitutions of merchandise shipped in place of that ordered, 2) penalties for not shipping to the Company in accordance with the purchase order, 3) competitive pricing adjustments and 4) volume rebates. The Company records the consideration received from the vendor as an adjustment to the original price paid for the merchandise and is accounted for in the same manner as the initial costs. Vendor rebates relating to volume purchase agreements typically are paid by the vendors at the time the Company meets the agreed upon purchase levels. In this situation, the Company records the rebate as a reduction of cost of sales when the inventory is sold. Volume rebates are recognized as a reduction of the cost of sales based on systematic and rational allocations of the cash consideration offered, provided the amounts are probable and reasonably estimable. If the rebate or refund is not probable and reasonably estimable, it is recognized as purchase milestones are achieved and when the related inventory sold.

Other cost reimbursements represent a reimbursement of specific, incremental costs incurred by the Company to sell the vendor's products, such as seminar costs. The vendor payment is recorded as a reduction of the applicable cost when recognized in the income statement under the line item "Selling and Administrative Expenses". Advertising rebates, which represent a reimbursement of specific, incremental, identifiable advertising costs, are recorded as an offset to advertising expense and are included on the line item "Selling and Administrative Expenses" on the Company's statement of operations. The cost of the advertising to which the rebate applies is calculated by determining the cost of development of the ad and the media charge. These costs are then allocated to specific merchandise based on airtime (television ads) or layout size (prints ads). If the cash consideration exceeds the allocated cost of the advertisements, the excess is recorded as a reduction of inventory acquisition costs, which are recognized in cost of sales when the related inventory is sold. The analysis is done each time an advertising rebate is earned by the Company on a case by case basis. If specific identification of actual merchandise for an advertising rebate cannot be made, the rebate is recorded as a reduction of inventory, acquisition costs, which are recognized in cost of sales when related inventory is sold.

The Company recorded as a reduction of inventory $1.2 million and $1.4 million of consideration received from vendors at May 29,2004 and May 31,2003, respectively. $1.1 million and $0.7 million of consideration received from vendors was netted against selling and administrative expenses for the years ended May 29,2004 and May 31, 2003, respectively. Advertising rebates amounted to $1.4 million, $1.4 million and $1.2 million for the years ended May 29, 2004, May 31, 2003 and June 1, 2002, respectively.

In future filings, in additions to the existing disclosures provided in footnote A17 "Advertising Costs" and A24 "Vendor Rebates and Allowances", the Company will disclose the amounts of vendor rebates and allowances netted against other line items in the consolidated statements of operations.

2. Financial Statements Schedules

Schedule II-Valuation and Qualifying Accounts, page 68

7.     Please revise this schedule to include your estimate of sales returns and allowances, or provide us support for excluding this estimate from your schedule. Refer to Rules 5-04(c) and 12-09 of Regulation S-X.

Company Response

We do not believe that sales returns and allowances should be included in Schedule II-Valuation and Qualifying Accounts, as we do not believe these items were contemplated as a valuation and qualifying account under rules 5-04(c) and 12-09 of Regulation S-X. Our sales returns and allowances are recorded as a deduction from sales with a corresponding amount recorded to accrued liabilities rather than as a deduction of an asset or a liability. FASB Concepts Statement No. 6, Elements of Financial Statements, paragraph 43, defines a valuation account as a separate item that reduces or increases the carrying amount of an asset or a liability. Based on this definition, we do not believe that our sales returns and allowance account is a valuation account and should not be included in Schedule II. However, we will disclose the amount of our reserve in the Notes to Financial Statements in future filings. The reserve for sales returns and allowances as of May 29,2004 and May 31, 2003 were $1.8 million and $2.7 million, respectively.

Exhibits 31.1 and 31.2

8.     The certifications provided with Form 10-K/A did not contain a current date and incorrectly referenced Form 10-K instead of Form 10-K/A. Further, the certifications included the title of each officer in the first sentence of each certification and could be interpreted as limitation on the capacity in which the officer provided the certification. With respect to your new certifications, please revise your certifications to include a current date and delete the title of each officer from the first sentence of each certification since they should be in the exact format provided by Item 601 (b)(31) of Regulation S-K.

Company Response

The Company will file a second amendment to its Annual Report on Form 10-K. This amendment will include the revised certifications attached to this response.

Please fax (609-239-9675) and mail copies of any future correspondence to Brian Flynn, Corporate Counsel, Burlington Coat Factory Warehouse Corporation, 1830 Rt. 130, Burlington, NJ 08016.

Sincerely,

/s/ Robert L. LaPenta, Jr.
Robert L. LaPenta, Jr.
Vice President - Chief Accounting Officer

EXHIBIT 31.1

          I, Monroe G. Milstein, certify, that:

          (1)     I have read Amendment No. 2 to the Annual Report on Form 10-K/A for the year ended May 29, 2004 of Burlington Coat Factory Warehouse Corporation;

          (2)     Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

          (3)     Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition and results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

          (4)     The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

                  (a)     Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

                  (b)     Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

                  (c)     Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

                  (d)     Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

          (5)     The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors:

                  (a)     All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

                  (b)     Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

/s/ Monroe G. Milstein
Monroe G. Milstein
President and Chief Executive Officer [Principal Executive Officer]
September [  ], 2004

EXHIBIT 31.2

          I, Robert L. LaPenta, certify, that:

          (1)     I have read Amendment No.2 to the Annual Report on Form 10-K/A for the year ended May 29, 2004 of Burlington Coat Factory Warehouse Corporation;

          (2)     Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

          (3)     based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition and results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

          (4)     The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

                  (a)     Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

                  (b)     Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

                  (c)     Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

                  (d)     Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

          (5)     The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors:

                  (a)     All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

                  (b)     Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

/s/ Robert L. LaPenta
Robert L. LaPenta
Vice President - Chief Accounting Officer [Principal Financial Officer]
September [  ], 2004

EXHIBIT 32.1

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

          In connection with Amendment No.2 to the Annual Report of Burlington Coat Factory Warehouse Corporation (the "Company") on Form 10-K/A for the fiscal year ending May 29, 2004 (the "Report"), I, Monroe G. Milstein, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, to the best of my knowledge that:

          (1)     The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

          (2)     The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

/s/ Monroe G. Milstein
Monroe G. Milstein
President and Chief Executive Officer [Principal Executive Officer]
September [   ], 2004

EXHIBIT 32.2

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

          In connection with Amendment No. 2 to the Annual Report of Burlington Coat Factory Warehouse Corporation (the "Company") on Form 10-K/A for the fiscal year ending May 29, 2004 (the "Report"), I, Robert LaPenta, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, to the best of my knowledge that:

          (1)     The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

          (2)     The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

/s/ Robert LaPenta
Robert LaPenta
Vice President - Chief Accounting Officer [Principal Financial Officer]
September [   ], 2004